ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated August 18, 2008

Return Optimization Securities

Enhanced Return Strategies for Moderate Return Environment

UBS AG $•   Securities linked to Gold due on or about August 31, 2009

Investment Description

Return Optimization Securities (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of the price of Gold. ROS are designed to enhance Gold returns in a moderate-return environment — meaning an environment in which the price of Gold generally experiences moderate appreciation. If the Gold Return is positive, at maturity you will receive your principal plus 2 times the Gold Return, up to the Maximum Gain, providing you with an opportunity to outperform the Gold Return. If the Gold Return is negative, at maturity you will receive your principal reduced by that negative Gold Return. Investing in a ROS is subject to significant risks, including potential loss of principal and a maximum appreciation at maturity.

Features
☐	Growth Potential — ROS provide the potential to enhance returns in a moderate-return environment.
☐	Leverage — 2x leverage up to the Maximum Gain on the ROS while maintaining 1-to-1 downside exposure at maturity.
☐	Diversification — ROS provide the ability to diversify your portfolio through exposure to the price of Gold.

Key Dates*

Trade Date	August 26, 2008
Settlement Date	August 29, 2008
Final Valuation Date	August 27, 2009
Maturity Date	August 31, 2009
*	Expected. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Securities remains the same.
Security Offering

We are offering the Return Optimization Securities linked to Gold. The return on the ROS are subject to, and will not exceed, the predetermined Maximum Gain, which is expected to be between 23% – 26% and will be determined on the Trade Date. The ROS are offered at a minimum investment of $1,000 (100 Securities).

Securities	Maximum Gain(1)	Maximum Payment at Maturity per $10 Security(2)	CUSIP	ISIN
ROS linked to Gold	23% to 26%	$12.30 to $12.60	90264M301	US90264M3016
(1)	Actual Maximum Gain will be set on the Trade Date.
(2)	Numbers have been rounded for ease of analysis.

See “Indicative Terms of ROS” on page 3. The Securities we are offering will have the terms set forth in the accompanying prospectus supplement, the accompanying currency and commodity supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” beginning on page 7 and the more detailed “Risk Factors” beginning on page PS-7 of the accompanying prospectus supplement relating to the Securities for risks related to an investment in the Securities. Your ROS do not guarantee any return of principal at maturity. A negative Gold Return will result in a payment at maturity with respect to each $10 principal amount of ROS of less than $10 per ROS and may be zero.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this document, or the accompanying prospectus supplement, currency and commodity supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.125	$9.875
Total

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement and a currency and commodity supplement for various securities we may offer, including the ROS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Prospectus supplement dated March 7, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000148/v104761_695x4-424b2.htm

♦	Currency and commodity supplement dated March 7, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000145/v104767_695x5-424b2.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “ROS” and “Securities” refers to the Return Optimization Securities that are offered hereby, unless the context otherwise requires. Also, references to the “prospectus supplement” mean the UBS prospectus supplement titled “Notes Linked to a Currency or Commodity or a Basket Comprised of Currencies or Commodities”, dated March 7, 2008, references to the “currency and commodity supplement” mean the UBS Currency and Commodity Supplement, dated March 7, 2008 and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Securities may be suitable for you if:

♦	You believe that the price of Gold will appreciate moderately — meaning that you believe the price of Gold will appreciate over the term of the Securities, although such appreciation is unlikely to exceed the indicative Maximum Gain at maturity
♦	You are willing to make an investment that is exposed to the full downside performance risk of the price of Gold
♦	You are willing to make an investment that could result in the loss of your entire investment
♦	You do not seek current income from this investment and are not seeking an investment for which there will be an active secondary market
♦	You are willing to hold the Securities to maturity
♦	You are willing to invest in the Securities subject to the indicated Maximum Gain, which will be determined on the Trade Date

The Securities may not be suitable for you if:

♦	You do not believe the price of Gold will appreciate over the term of the Securities, or you believe the price of Gold will appreciate by more than the indicative Maximum Gain at maturity
♦	You are unwilling to make an investment that is exposed to the full downside performance risk of the price of Gold
♦	You are not willing to make an investment that could result in the loss of your entire investment
♦	You seek an investment that is exposed to the full potential appreciation of the price of Gold, without a maximum return at maturity
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the Securities to maturity
♦	You seek an investment for which there will be an active secondary market

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Size	•
Issue Price	$10 per ROS
Minimum Investment	$1,000 (100 Securities)
Term	12 months
Multiplier	2
Payment at Maturity (per $10)	If 2x the Gold Return (as defined below) is equal to or greater than the Maximum Gain, you will receive:
$10 + ($10 × Maximum Gain)
If 2x the Gold Return is positive but less than the Maximum Gain, you will receive:
$10 + ($10 × 2 × Gold Return), subject to the Maximum Gain
If the Gold Return is zero or negative, you will receive:
$10 + ($10 × Gold Return)
In this case, you may lose all or a substantial portion of your principal.
Maximum Gain	23% – 26%, to be determined on the Trading Date
Gold Return	Gold Ending Level – Gold Starting Level Gold Starting Level
Gold	For purposes of the accompanying prospectus supplement, the “Reference Asset” for the ROS is Gold. On any business day, the price of Gold is equal to the spot price for one fine troy ounce of gold as measured by the XAU/USD Exchange Rate in the interbank market as reported by Bloomberg L.P. at approximately 9:30 a.m., New York City time, as set forth in the accompanying currency and commodity supplement
Gold Starting Level	The price of Gold on the Trade Date
Gold Ending Level	The price of Gold on the Final Valuation Date

Determining Payment at Maturity

You will receive your principal reduced by the Gold Return calculated as follows:

$10 + ($10 × Gold Return)

You could lose all or a substantial portion of your principal depending on how much the Gold Ending Level declines relative to the Gold Starting Level

How will your payment at maturity be calculated?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the ROS.

Step 1: Calculate the Gold Return:

The Gold Return is the difference between the price of Gold on the Final Valuation Date and the price of Gold on the Trade Date and is expressed as a percentage, calculated as follows:

Gold Return =
Gold Ending Level - Gold Starting Level

Gold Starting Level

The “Gold Starting Level” is the price of Gold on the Trade Date.

The “Gold Ending Level” is the price of Gold on the Final Valuation Date.

Step 2: Calculate the payment at maturity.

The cash payment at maturity of the ROS will be calculated as follows:

If 2× Gold Return is positive and is equal to or greater than the Maximum Gain, payment at maturity per security will equal:

$10 + ($10 × Maximum Gain)

If 2× Gold Return is positive but less than the Maximum Gain, payment at maturity per security will equal:

$10 + ($10 × 2 × Gold Return)

If the Gold Return is zero or negative, the payment at maturity will equal:

$10 + ($10 × Gold Return)

In this case you may lose some or all of your principal.

Scenario Analysis at Maturity

The following scenario analysis for the payment at maturity of the Securities is based on an assumed Maximum Gain of 25% and a range of performance in the price of Gold during the term of the Securities from +30% to -30%. The actual Maximum Gain for the Securities will be set on the Trade Date.

Examples: The following examples for the ROS show scenarios for the payment at maturity of the ROS, illustrating positive and negative returns in the price of Gold, measured by comparing the Gold Ending Level with the Gold Starting Level. These examples have been chosen for the purpose of illustration only, it is not associated with UBS Research forecasts for gold prices and should not be taken as indicative of the future performance of the price of Gold.

Example 1 — On the Final Valuation Date, the price of Gold is 10% above the Gold Starting Level. Since the Gold Return is 10%, you will receive two times the Gold Return, or a 20% total return, and the payment at maturity per $10 ROS will be calculated as follows:

$10 + ($10 × 2 × 10%) = $12.00

Example 2 —  On the Final Valuation Date, the price of Gold is 20% above the Gold Starting Level. Since the Gold Return is 20% and multiplying the Gold Return by the 2× Multiplier would result in a return that exceeds the 25% Maximum Gain, you will receive the Maximum Gain, or 25% total return and the payment at maturity per $10 ROS will be calculated as follows:

$10 + ($10 × 25%) = $12.50

Example 3 —  On the Final Valuation Date, the price of Gold is 30% above the Gold Starting Level. Since the Gold Return is 30%, which exceeds the 25% Maximum Gain you will receive the Maximum Gain, or 25% total return and the payment at maturity per $10 ROS will be calculated as follows:

$10 + ($10 × 25%) = $12.50

Example 4 —  On the Final Valuation Date, the price of Gold is 20% below the Gold Starting Level. Since the Gold Return is -20% on the Final Valuation Date, your investment will be fully exposed to the decline of Gold and your payment at maturity will be calculated as follows:

$10 + ($10 × -20%) = $8.00

Historical Levels of the Price of Gold

The following chart shows historical prices of Gold for each month in the period from August 13, 1998 through August 18, 2008. As of August 18, 2008, the price of Gold was $799.10. The historical performance of the price of Gold should not be taken as an indication of future performance, and no assurance can be given as to the price of Gold on any given day in the future.

Historical Performance of the price of Gold

Key Risks

An investment in the ROS involves significant risks. Some of the risks that apply to the ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS. Throughout this free writing prospectus, and for all purposes related to your ROS, when we refer to the price of Gold, we mean the spot price for one fine troy ounce of gold as measured by the XAU/USD Exchange Rate in the interbank market as reported by Bloomberg L.P. at approximately 9:30 a.m., New York City time, as set forth in the accompanying currency and commodity supplement.

♦	Market risk — The ROS are fully exposed to any decline in the price of Gold and you may lose some or all of your principal. The terms of the ROS differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your ROS at maturity if the Gold Return is negative. At maturity, the cash payment you receive will be based on the Gold Return, which may be positive or negative. A negative Gold Return will result in a cash payment at maturity that is below your principal amount, a negative return on your ROS. Your cash payment may even be zero. Each percentage decline (or fraction thereof) in the Gold Ending Level relative to the Gold Starting Level will result in a corresponding reduction in your cash payment at maturity from the principal amount of your ROS. Therefore, for every 1% decline in the price of Gold during the term of the ROS, you will lose 1% of your principal at maturity.

The ROS do not guarantee any return of principal at maturity. You may lose some or all of your principal if the price of Gold declines during the term of the ROS and the Gold Return is negative.

♦	No interest payments — You will not receive interest payments on the ROS over the term of the ROS.
♦	Your potential return is limited by the Maximum Gain on the ROS at maturity — Your payment at maturity is based on the Gold Return, which, if positive, will be multiplied by a Multiplier of 2, up to a Maximum Gain on the ROS at maturity. Since the maximum payment amount on the ROS is capped, you will not benefit from a positive Gold Return (as enhanced by the Multiplier) in excess of the Maximum Gain.
♦	Owning the ROS is not the same as owning gold — Because your potential return is capped by the Maximum Gain and is enhanced by the Multiplier, the return on your ROS will not reflect the return you would realize if you actually owned gold or a security directly linked to the performance of the price of Gold.
♦	Credit of UBS — An investment in the ROS is subject to the creditworthiness of UBS and the actual and perceived creditworthiness of UBS may affect the market value of the ROS.
♦	The market value of the ROS may be influenced by unpredictable factors — The market value of your ROS may fluctuate between the date you purchase them and the Final Valuation Date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the ROS. We expect that generally the price of Gold on any day will affect the market value of the ROS more than any other single factor. Other factors that may influence the market value of the ROS include:
♦	supply and demand for the ROS, including inventory positions with UBS Securities LLC, UBS Financial Services Inc. or any other market;
♦	market conditions affecting the price of Gold, including, but not limited to, industrial and jewelry demand; lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold; levels of gold production and production costs; actions by or involving gold mining companies; and short-term changes in supply and demand because of trading activities in the gold market;
♦	interest rates in the market;
♦	the time remaining to the maturity of the ROS;
♦	the creditworthiness of UBS; and
♦	the volatility of the price of Gold.
♦	The amount you receive at maturity may result in a yield that is less than the yield on a standard debt security of comparable maturity — The amount you receive at maturity may result in a yield that is less than the return you could earn on other investments. For example, your yield may be lower than the yield you would earn if you bought a standard U.S. dollar-denominated, senior, non-callable debt security of UBS with the same stated Maturity Date.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. If you sell your ROS prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Securities to maturity.
♦	Legal and regulatory risks — Legal and regulatory changes could adversely affect the price of Gold. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to the price of Gold but any such action could cause unexpected volatility and instability in the market for gold with a substantial and adverse effect on the performance of the price of Gold and, consequently, on the value of the ROS.
♦	The inclusion of commissions and compensation in the original issue price is likely to adversely affect secondary market prices — Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the ROS in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the ROS In addition, any such prices may differ from values determined by pricing models used by UBS Securities LLC or its affiliates, as a result of dealer discounts, mark-ups or other transactions.
♦	Historical performance of the price of Gold should not be taken as an indication of the future performance of the price of Gold during the term of the ROS — It is impossible to predict whether the price of Gold will rise or fall. The price of Gold will be influenced by complex and interrelated political, economic, financial and other factors.
♦	Trading and other transactions by UBS or its affiliates in gold and gold derivative markets may impair the value of the ROS — We or one or more of our affiliates may hedge our gold exposure from the ROS by entering into transactions related to the price of Gold. Such transactions may include options or exchange-traded futures transactions. Our trading and hedging activities may affect the price of Gold and make it less likely that you will receive a return on your investment in the ROS. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the market value of the ROS declines.

We or our affiliates may also engage in trading in instruments linked to the XAU/USD Exchange Rate, gold or other measures of the spot price of gold on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. UBS or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in gold prices, the XAU/USD Exchange Rate or other measures of the spot rate for gold. By introducing competing products into the marketplace in this manner, UBS or its affiliates could adversely affect the market value of the ROS.

♦	The payment formula for the ROS will not take into account all developments in the price of Gold — Changes in the price of Gold during the term of the ROS before the Final Valuation Date may not be reflected in the calculation of payment at maturity. Generally, the calculation agent will calculate the payment at maturity by comparing only the price of Gold on the Trade Date and the price of Gold on the Final Valuation Date. No other levels will be taken into account. As a result, you may lose some or all of your principal even if the price of Gold has risen at certain times during the term of the ROS before falling to a level below its Starting Level on the Final Valuation Date or dates.
♦	There are potential conflicts of interest between you and the calculation agent — Our affiliate, UBS Securities LLC, will serve as the calculation agent. UBS Securities LLC will, among other things, decide the amount paid out to you on the ROS at maturity. For a fuller description of the calculation agent’s role, see ``General Terms of the Notes — Role of Calculation Agent” on page PS-24 of the prospectus supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the price of Gold has occurred or is continuing on a day when the calculation agent will determine the Gold Ending Level. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the ROS and your payment at maturity, the calculation agent may have a conflict of interest if it needs to make any such decision.
♦	The business activities of UBS or its affiliates may create conflicts of interest — We and our affiliates expect to engage in trading activities related to gold that are not for the account of holders of ROS or on their behalf. These trading activities may present a conflict between the holders’ interest in the ROS and the interests of UBS and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions for their customers and in accounts under their management.
♦	Potentially inconsistent research, opinions or recommendations by UBS — We and our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the ROS. Such research, opinions or recommendations may change from time to time and may at times contradict each other. Any such research, opinions or recommendations could affect the price of Gold to which the ROS are linked or the value of the ROS. You should make your own independent determination of the merits of an investment in the ROS.
♦	The calculation agent can postpone the determination of the Gold Ending Level and the Maturity Date, if a market disruption event occurs on the Final Valuation Date — If the calculation agent determines that a market disruption event has occurred or is continuing on the Final Valuation Date, the Final Valuation Date will be postponed until the first business day on which no market disruption event occurs or is continuing. If such a postponement occurs, then the calculation agent will instead use the relevant price of Gold on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the Final Valuation Date be postponed by more than 10 consecutive days. As a result, the Maturity Date for the ROS could also be postponed. If the Final Valuation Date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the Final Valuation Date. If the price of Gold is not available on the last possible day that qualifies as the Final Valuation Date, either because of a market disruption event or for any other reason, the calculation agent will make a good faith estimate in its sole discretion of the price of Gold that would have prevailed in the absence of the market disruption event or such other reason. See “General Terms of the Notes — Market Disruption Event” on page PS-20 of the prospectus supplement.

♦	The price of Gold may change unpredictably, affecting the value of your ROS in unforeseeable and potentially negative ways — The market for gold bullion is global and the price of Gold is subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system; expectations of the future rate of inflation; the relative strength of, and confidence in, the U.S. dollar, the currency in which gold prices are generally quoted; interest rates; gold borrowing and lending rates; and global or regional economic, financial, political, regulatory, judicial or other events. It is not possible to predict the aggregate effect of all or any combination of these factors. These factors may affect the price of Gold and, therefore, the value of your ROS in varying, unpredictable and potentially negative ways.

What are the Tax Consequences of the ROS?

Although the tax consequences of an investment in the ROS are uncertain, the ROS should be treated as a prepaid forward contract for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your ROS, other than pursuant to a sale or exchange, and your gain or loss on the ROS should be long-term capital gain or loss if you hold the ROS for more than one year. For more information regarding the U.S. federal income tax treatment of ROS (including possible alternative treatments) you should review carefully the section of the accompanying prospectus supplement entitled “Supplemental U.S. Tax Considerations — Non-Currency-Linked Notes that Should be Treated as Forward Contracts.”

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the ROS. We do not plan to request a ruling from the Internal Revenue Service (the “IRS”), and no assurance can be given that the IRS or a court will agree with the tax treatment described in this free writing prospectus and the accompanying prospectus supplement. If the IRS were successful in asserting an alternative treatment for the ROS, the timing and/or character of income on the ROS might differ materially and adversely from the description herein. If such an alternative treatment were to apply and you are not a United States holder (as defined in the accompanying prospectus supplement), any income from the ROS would be subject to U.S. federal withholding tax, unless you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable requirements.

On December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the ROS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect.

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the ROS (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	360,426	352,802
Total Debt	360,426	352,802
Minority Interest(2)	8,010	7,841
Shareholders’ Equity	44,283	43,346
Total capitalization	412,719	403,989
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.97885 (the exchange rate in effect as of June 30, 2008).

Structured Product Characterization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Srategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset. In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.